                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  15 July 2003


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........




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




                                                    SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              PREMIER FARNELL PLC
                                                         (Registrant)


         Date:   July 15, 2003                By: Steven John Webb
                                                  ----------------
                                                  Steven John Webb
                                                  Group Company Secretary and
                                                  General Counsel



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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

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1.    NAME OF COMPANY                                    2.  NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

      PREMIER FARNELL PLC                                    LEGAL & GENERAL INVESTMENT MANAGEMENT


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3.    PLEASE STATE WHETHER NOTIFICATION INDICATES THAT    4. NAME OF THE REGISTERED HOLDER(S) AND, IF MORE THAN ONE HOLDER,
      IT IS IN RESPECT OF HOLDING OF THE SHAREHOLDER         THE NUMBER OF SHARES HELD BY EACH OF THEM
      NAMED IN 2 ABOVE OR IN RESPECT OF A NON-BENEFICIAL
      INTEREST OR IN THE CASE OF AN INDIVIDUAL HOLDER IF
      IT IS A HOLDING OF THAT PERSON'S SPOUSE OR CHILDREN
      UNDER THE AGE OF 18
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 914945      134,107
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 886603      431,000
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 775245    1,678,411
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 357206    7,987,381
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 866197       46,719
      IN RESPECT OF HOLDING OF SHAREHOLDER NAMED IN 2        HSBC Global Custody Nominee (UK) Ltd A/c 904332       29,875
      ABOVE                                                  HSBC Global Custody Nominee (UK) Ltd A/c 916681       18,900
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 754612       200,000
                                                             HSBC Global Custody Nominee (UK) Ltd A/c 360509       391,384


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5.    NUMBER OF              6.  PERCENTAGE OF ISSUED    7.  NUMBER OF SHARES/AMOUNT   8.  PERCENTAGE OF ISSUED CLASS
      SHARES/AMOUNT OF           CLASS                       OF STOCK DISPOSED
      STOCK ACQUIRED
                                 0.019%                      N/A                           -
      71,428



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9.   CLASS OF SECURITY                                   10. DATE OF TRANSACTION       11.  DATE COMPANY INFORMED


     ORDINARY SHARES OF 5P EACH                              2 JULY 2003                    11 JULY 2003


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12.   TOTAL HOLDING FOLLOWING THIS NOTIFICATION          13. TOTAL PERCENTAGE HOLDING OF ISSUED CLASS FOLLOWING THIS
                                                             NOTIFICATION
      10,917,777
                                                             3.01%


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14.   ANY ADDITIONAL INFORMATION                         15. NAME OF CONTACT AND TELEPHONE NUMBER FOR QUERIES

                                                             Steven Webb
                                                             Company Secretary
                                                             Premier Farnell plc
                                                             150 Armley Road
                                                             Leeds
                                                             LS12 2QQ

                                                             Tel: 0113 387 5277
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



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


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16.   NAME AND SIGNATURE OF AUTHORISED COMPANY OFFICIAL RESPONSIBLE FOR MAKING THIS NOTIFICATION

      Steven Webb
      Company Secretary


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DATE OF NOTIFICATION: 14 JULY 2003

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









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